Investment Thesis Financial Data as of June 30, 2017 Dated: August 28, 2017 Filed by Old National Bancorp Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Anchor Bancorp, Inc. On August 28, 2017, Old National Bancorp filed a Current Report on Form 8-K with the Securities and Exchange Commission that included a slide presentation its executive officers intend to use in one or more meetings with investors and analysts. The following slides are excerpts from the presentation and relate to Old National Bancorp’s pending acquisition of Anchor Bancorp, Inc.

Additional Information for Shareholders of Anchor Bancorp, Inc. Communications in this document do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Old National Bancorp (“ONB”) will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a Proxy Statement of Anchor Bancorp, Inc. (“Anchor”) and a Prospectus of ONB, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about ONB and Anchor, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from ONB at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information” or from Anchor by accessing Anchor’s website at www.anchorlink.com under the tab “About Us.” ONB and Anchor and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Anchor in connection with the proposed merger. Information about the directors and executive officers of ONB is set forth in the proxy statement for ONB’s 2017 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 6, 2017. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statements This presentation contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the expected timing, completion, financial benefits and other effects of the proposed merger between ONB and Anchor. Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning. These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to: expected cost savings, synergies and other financial benefits from the proposed merger might not be realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected; the requisite shareholder and regulatory approvals for the proposed merger might not be obtained; satisfaction of other closing conditions; delay in closing the proposed merger; the reaction to the transaction of the companies’ customers and employees; market, economic, operational, liquidity, credit and interest rate risks associated with ONB’s and Anchor’s businesses; competition; government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations); ability of ONB and Anchor to execute their respective business plans (including integrating the ONB and Anchor businesses); changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of our internal controls; failure or disruption of our information systems; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; other factors identified in ONB’s Annual Report on Form 10-K and other periodic filings with the SEC and other factors identified in this presentation. These forward-looking statements are made only as of the date of this presentation, and ONB undertakes no obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this presentation.

Non-GAAP Financial Measures These slides contain non-GAAP financial measures. For purposes of Regulation G, a non-GAAP financial measure is a numerical measure of the registrant's historical or future financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statement of income, balance sheet or statement of cash flows (or equivalent statements) of the registrant; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented. In this regard, GAAP refers to generally accepted accounting principles in the United States. Pursuant to the requirements of Regulation G, Old National Bancorp has provided reconciliations within the slides, as necessary, of the non-GAAP financial measure to the most directly comparable GAAP financial measure.

Franchise extends to Twin Cities– a commercially dense MSA with attractive growth demographics and competitive dynamics that favor ONB’s basic bank strategy ONB enters with immediate scale (over $2 billion in assets) and a #7 deposit market share position1 Market leading C&I lending team (34% of 6-30-17 total loans) enhances ONB commercial banking business and accelerates strategic plans around balance sheet remix (pro forma 1-4 fam + consumer drops 400 bps) Attractive, low-cost core deposit base (14 bps cost of total deposits) includes 32% non-interest bearing, providing substantial funding flexibility Advances long-term performance goals by driving enhanced operating leverage and efficiencies ONB to Partner with Anchor Bank in Minnesota Right Market Right Price Right People Attractive financial metrics and disciplined pricing – in-line with our stated parameters: 9.2% accretive to 2019 estimated earnings per share, with fully phased-in cost savings TBV per share dilution of 3.6% at closing, inclusive of restructuring charges TBV per share earn back of 3.1 years using crossover method (3.4 years2 using simple method) 18.0x LTM EPS and 189% of TBV; multiples in-line with comparable deals Pro forma capital ratios remain strong – pro forma closing TCE ~8.0% Well positioned for successful execution: Retention of key Anchor personnel to maintain local leadership and relationships Highly compatible business philosophies and operating/credit cultures Extensive due diligence completed by both parties over many months ONB track record of 11 successful partnerships and subsequent integrations since 2007, including market extensions 1 Source: SNL Financial; based on Summary of Deposits as of 6/30/16 2 Assumes inclusion of all restructuring charges in 2018 Strategic and Financial Rationale

Expanding Big 10 Presence in Growth Markets ONB Anchor Pro Forma Branch Footprint Minneapolis MSA Deposit Market Share 1 1 Source: SNL Financial; based on Summary of Deposits as of 6/30/16 Consistent with our strategy of expansion into metropolitan markets with attractive growth prospects and competitive dynamics Minneapolis-St. Paul is the third largest MSA in the Midwest and becomes largest MSA in the Old National footprint Minnesota is ranked #5 in the U.S. in business climate (Forbes) Adds branch in attractive Mankato market

~89% ONB / ~11% Anchor Customary regulatory approvals – Shareholder approval of Anchor Expected to close early first quarter 2018 with conversion in the second quarter Transaction Consideration & Multiples Consideration Valuation Multiples Pro Forma Ownership Required Approvals Expected Closing/Conversion 1.350 shares of ONB common stock and $2.625 per share in cash for each share of Anchor common stock 89.5% stock / 10.5% cash $303.2 million in aggregate consideration 1 $24.83 purchase price per share 1 189% of tangible book value per share 2 18.0x LTM earnings per share; 10.1x LTM earnings per share (with cost savings 3 ) 8.6% Core deposit premium Preferred & Debt Redemption $10.0 million in convertible preferred will receive the merger consideration; $6.7 million in preferred will be redeemed with cash at closing $9.7 million in fixed rate TruPS will be redeemed with cash at closing 1 Based upon ONB’s closing price of $16.45 on 8/7/17. Includes consideration for 11,626,074 shares outstanding, 500,000 shares of common stock from the conversion of Anchor’s Series II Convertible Preferred Stock, and the in-the-money value of 170,222 options outstanding at a weighted average exercise price of approximately $12.83. 2 Based on Anchor’s 6/30/17 diluted tangible book value per share of $13.15, which includes the conversion of Anchor’s Series II Convertible Preferred Stock 3 Based on pre-tax cost savings of approximately $20 million

Financial Impact & Assumptions

EPS Accretion	• 7.0% in 2018 excluding transaction expenses, 9.2% in 2019 (with fully phased cost savings)
TBV Value Impact	• 3.6% TBV dilution [1], earnback of 3.1 years using crossover method [2], 3.4 years using the simple method [3]
Internal Rate of Return	• 20%+ IRR, above internal targets
Pro Forma Capital	• ~8.0% tangible common equity / tangible assets estimated at closing • ~11.4% total risk based capital ratio estimated at closing
Cost Savings	• Estimated $15 million in 2018 – Estimated $20 million thereafter; ~36% of Anchor's total noninterest expense base
One-Time Expenses	• Total pre-tax merger-related costs of $25.2 million
Credit Mark	• Gross credit mark on Anchor's loan portfolio of 1.23% or $19.4 million – Comprehensive review process; credit quality strong with NPAs 0.45% of assets – Credit review included 44% of total loan balances
Other Purchase Accounting Adjustments	• $19.8 million loan interest rate mark, or 1.25% of loans, accreted through earnings over 2.65 years • Other fair value adjustments of $3.5 million (negative impact to equity) • $24.2 million CDI created (1.5% of non-time deposits), amortized over 10 years using sum of years digits
Regulatory Adjustments	• $0.7 million pre-tax annual interchange fee revenue loss due to Durbin Amendment

[1] See Appendix for non-GAAP reconciliation
[2] Based on when pro forma tangible book value per share crosses over and begins to exceed projected standalone ONB tangible book value per share
[3] Simple earnback is calculated as tangible book value per share dilution at closing, inclusive of all transaction expenses incurred in 2018, implying tangible book value per share dilution of approximately $0.37, divided by 2019 earnings per share accretion of approximately $0.11

8

ONB’s Transformational Journey Since 2011, Old National has transformed its franchise by reducing low-return businesses and low-growth markets and investing in higher-growth markets Acquisitions 7 whole-bank, 1 FDIC and 1 branch purchase Pending acquisition of Minnesota’s Anchor Bank Divestitures Insurance agency business Exited Southern Illinois market (12 branches) 21 additional branches Consolidations 134 branches + 14 pending consolidations

Our Transformational Journey 2011 Monroe Bancorp $771M 15 Branches 2012 Indiana Community $818M 17 Branches 2014 Tower Financial $618M 7 Branches 2014 United Bancorp $851M 18 Branches 2013 24 Branches (Bank of America) 2011 Integra Bank (FDIC) $1.8B 52 Branches 2014 LSB Financial $337M 5 Branches 2015 Founders Financial $447M 4 Branches 2016 Anchor BanCorp $2.2B 46 Branches Total assets acquired Announced intent to acquire Anchor – entering Minneapolis, August, 2017

Old National’s Pro Forma Footprint Kentucky $0.8 billion deposits 6% of total franchise Michigan $1.3 billion deposits 11% of total franchise Wisconsin $1.8 billion deposits 15% of total franchise Indiana $6.5 billion deposits 53% of total franchise Based on FDIC Summary of Deposits as of June 30, 2016, and assuming closure of announced partnership with Minnesota’s Anchor Bancorp Illinois $0.2 billion deposits 2% of total franchise Minnesota $1.6 billion deposits 13% of total franchise

Growth Opportunities in the Midwest Louisville, Kentucky Highest population MSA and highest median household income MSA in Kentucky Grand Rapids, Michigan 2nd best large city to start a business – Wallet Hub, 2016 7th “Best Places to Live” – U.S. News and World Report, 2016 Ann Arbor, Michigan Highest median household income MSA in Michigan 3.4% unemployment rate vs. US rate of 4.5% – June 2017 3rd “Best Places to Live” – Livability.com, 2017 Indianapolis, Indiana Highest population and one of the highest median household income MSAs in Indiana Best Place to do Business in the Midwest and 5th best nationwide – Chief Executive Magazine, 2017 Madison, Wisconsin 8th “Best Places to Live” – Livability.com, 2017 2.7% unemployment rate vs. US rate of 4.5% - June 2017 Sources: SNL Financial, Bureau of Labor Statistics and assuming closure of announced partnership with Minnesota’s Anchor Bancorp Minneapolis, Minnesota 3rd largest MSA in the Midwest 3.5% unemployment rate vs U.S. rate of 4.5% - June 2017 Home to 16 Fortune 500 Companies

Attractive Midwest Markets 1 Assuming closure of announced partnership with Minnesota’s Anchor Bancorp Source: SNL Financial, based on MSAs $ in thousands Average of ONB Footprint Average of ONB Footprint 1 1

Attractive Midwest Markets

Minneapolis, MN[1]	Indianapolis, IN	Milwaukee, WI	Louisville, KY	Grand Rapids, MI
MSA Population: 3.6 million	MSA Population: 2.0 million	MSA Population: 1.6 million	MSA Population: 1.3 million	MSA Population: 1.1 million
Major industries include: Manufacturing, applied research and technology	Major industries include: Scientific and technical services, pharmaceutical, insurance and healthcare	Major industries include: manufacturing, healthcare, insurance, and tourism	Major industries include: Healthcare, tourism, logistics, and manufacturing	Major industries include: Office furniture, healthcare, consumer goods and grocery
Headquarters to 16 Fortune 500 companies, including Target, General Mills, 3M, Land O Lakes and SuperValu	Headquarters to Eli Lilly, Anthem, Conseco and the NCAA	Headquarters to Harley-Davidson, Rockwell Automation, Johnson Controls and Manpower	Headquarters to Yum! Brands, Humana, Hillerich & Bradsby (Louisville Slugger) and Churchill Downs – also large UPS and Ford plants	Headquarters to Steelcase, Amway, Meijer, Spectrum Health and Gordon Foods
Total Anchor Bancorp: Loans: $1.6B Deposits: $1.7B	20 Branches, Loans: $653M Core Deposits: $815M	6 Branches, Loans: $629M Core Deposits: $167M	6 Branches, Loans: $672M Core Deposits: $271 M	4 Branches, Loans: $322M Core Deposits: $258M
Madison, WI	**Lexington, KY**	**Ft. Wayne, IN**	**Ann Arbor, MI**	**Kalamazoo, MI**
MSA Population: 652K	MSA Population: 509K	MSA Population: 434K	MSA Population: 362K	MSA Population: 337K
Major industries include: Advanced manufacturing, agriculture, healthcare, information technology and life sciences	Major industries include: Thoroughbred horse farms, horse racing, agribusiness and technology	Major industries include: Healthcare, manufacturing and insurance	Major industries include: Automotive, IT/Software, life sciences and healthcare	Major industries include: automotive component manufacturing, pharmaceutical and medical products
Headquarters to American Family, Spectrum Brands, Epic Health Systems, Exact Sciences, Promega and the University of Wisconsin	Headquarters to Lexmark International, the University of Kentucky – also large Toyota plant	Headquarters to Steel Dynamics, Vera Bradley – also large General Motors plant	Headquarters to Borders Group, Domino's Pizza, Zingerman's and the University of Michigan	Headquarters to Stryker, Pfizer Global Manufacturing and Upjohn
27 Branches, Loans: $732M Core Deposits: $1.1B	1 Branch, Loans: $64M Core Deposits: $24M	6 Branches, Loans: $336M Core Deposits: $370M	14 Branches, Loans: $620M Core Deposits: $657M	11 Branches, Loans: $205M Core Deposits: $350M

1 Assuming closure of announced partnership with Minnesota's Anchor Bancorp
Sources: Population from SNL Financial; Industry and company data from City-Data.com, Forbes.com
Branch Count, Loan and Deposit data as of June 30, 2017, and based on ONB's internal regional reporting structure

14

Additional Branch Rationalization Actions Continued focus on operating expenses and efficiency 14 ONB banking centers expected to close November, 2017 Cost savings of approximately $4.0 million in 2018 One-time charges of approximately $5.0 million in 2017 14% Increase Deposits Per Branch 1 Excludes brokered CDs

Projected Purchase Accounting Impact Actual Accretion Projected Accretion1 Actual Discount Projected Discount1 $ in millions 1 Updated quarterly – subject to change IA = Indemnification Asset Manageable declines in purchase accounting impact expected in future periods Actual IA Amortization Net Income Statement Contribution Projections assume no prepayments $107.6 million in remaining discount Excludes impact from Anchor partnership

Transforming Old National's Landscape

2011

- Acquired Monroe Bancorp – Enhanced Bloomington, IN presence January, 2011
- Consolidation of 44 branches
- Sold non-strategic market – Chicago-area - 4 branches
- FDIC-assisted acquisition of Integra Bank July, 2011

2012

- Acquired Indiana Community – Entry into Columbus, IN September, 2012
- Consolidation of 21 branches

2013

- Sold 12 branches
- Acquired 24 MI / IN branches July, 2013
- Consolidation of 22 branches

2014

- Acquired Tower Financial – Enhancing Ft. Wayne, IN presence April, 2014
- Acquired United Bancorp — Entering Ann Arbor, MI July, 2014
- Consolidation of 4 branches
- Acquired LSB Financial Corp.– Enhancing Lafayette, IN presence November, 2014

2015

- Acquired Founders Financial Corporation– Entry into Grand Rapids, MI January, 2015
- Sold non-strategic market – Southern IL – 12 branches + 5 branches
- Consolidation of 23 branches

2016

- Acquired Anchor BanCorp Wisconsin Inc. – Entering the state of Wisconsin May, 2016
- Consolidation of 5 branches

2017

- Announced Intent to Acquire Anchor Bancorp, Inc. – Entering Minneapolis August, 2017
- Consolidation of 15 branches + 14 pending

Acquired 188 | **Sold 33** | **Consolidated 134 + 14 Pending**

17

Non-GAAP Reconciliations-Anchor MN Note: Model assumes a 12/31/17 closing date 1 Simple earnback is calculated as tangible book value per share dilution at closing, inclusive of restructuring charges incurred in 2018, implying tangible book value per share dilution of approximately $0.37, divided by 2019 earnings per share accretion of approximately $0.11 2 Based upon ONB’s closing price of $16.45 on 8/7/17. Includes consideration for 11,626,074 shares outstanding, 500,000 shares of common stock from the conversion of Anchor’s Series II convertible preferred equity, and the in-the-money value of 170,222 options outstanding at a weighted average exercise price of approximately $12.83. 3 Includes the conversion of Anchor’s Series II convertible preferred equity

Non-GAAP Reconciliations-Anchor MN Note: Model assumes a 12/31/17 closing date. 1 $20 million of pre-tax cost savings in 2018 and $20.8 million in 2019; phased 75% in 2018, 100% thereafter 2 Based on the redemption of all outstanding preferred equity, $4.7M of TruPs (8.25% fixed), $5.0M of TruPs (8.00% fixed), and a term loan (3mL+200bps)